MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (MD&A) is dated February 28, 2008 for the nine month period ended December 31, 2007 and should be read in conjunction with the Company’s accompanying unaudited consolidated interim financial statements and the audited consolidated financial statements and MD&A for the year ended March 31, 2007.

Forward Looking Statements

Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, production estimates, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration, development or capital expenditures.

Business

TAG Oil Ltd. is an independent Canadian oil and gas production and exploration company with international operations being conducted primarily through its interest in six petroleum permits located in the Taranaki Basin of New Zealand. The Company also has one interest in the East Coast Basin (PEP 38342) and two permit interests (PEP 38738-D and PMP 38156-D) in the Taranaki Basin that will be formally assigned to arms-length purchasers upon completion of certain agreements. Taranaki is a lightly explored area with established commercial production and all of our interests in Taranaki cover 17,982 net acres. The Company’s interest in the East Coast Basin covers 159,213 net acres.

Moving forward, TAG continues to address a number of challenges relating to increasing costs of exploration and development, and reduced working capital balances mainly resulting from higher than projected costs relating to the development of the Cheal oil field. However the opportunity remains in New Zealand to pursue shallow oil targets similar to the Cheal oil field as well as some promising deep-gas prospects. TAG has adapted to these changing conditions and has preserved capital for our core business by adjusting our risk profile and approach to conducting operations. The Company is focusing on production, high-grading prospects and mitigating the risk of prospects in conjunction with cost control and corporate structure. Our long-term plan continues to be focused on maximizing production at Cheal so that oil revenues can fund our development and exploration programs going forward. We also intend to leverage our assets into new opportunities that we feel will meet our risk profile.

Petroleum Property Activities, Production and Capital Expenditures for the quarter ended December 31,
2007

During the quarter ended December 31, 2007 the Company incurred $93,371 (2006: $3,013,967) worth of net expenditures on its oil and gas properties. For the nine month period ending December 31, 2007 the Company has invested $5,149,667 on its oil and gas properties compared to $36,602,366 for the same period last year of which $22,168,070 related to the acquisition of Cheal Petreolum Limited. The primary capital expenditures and activities during the third quarter essentially relate to PMP 38156-S as follows:

PMP 38156-S: $47,586 (9 months: $4,070,153) in costs were incurred by the Company during the quarter relating to the Cheal oil field production facilities and $260,854 (9 months: $668,035) of costs were incurred on other aspects of field development. The operator has estimated that the gross cost to complete the facility will be approximately NZ$52 million with NZ$46 million being spent to December 31, 2007.

There are currently 6 wells tied into the Cheal Facility. Following several months of production to temporary facilities, the three “B-Site” wells were shut-in on October 2, 2007 to allow the construction and tie-in of permanent flowlines back to the Production Facility. Production continued through the remainder of October and November from Cheal A-3X and A-4 located at the “A-Site”. Production totals for October and November were 10,652 bbls (TAG: 3,249 bbls) and 9,125 (TAG: 2,783 bbls), respectively. Commissioning of the “B-Site” commenced on December 4, 2007, with Cheal B-3 being brought on through permanent facilities on December 6, 2007 and Cheal B-2 on December 21, 2007. Production for the month of December totaled 19,037 bbls (TAG: 5,806 bbls), the highest monthly total from the field to date, with daily production up to 791 bbl/day (TAG: 241 bbl/d). Initial flush production decline as well as a cycling plan intended to maximize ultimate recovery from the pool has subsequently resulted in rates, as of the date of this report, of approximately 500 bbls/day through the fully commissioned facility. Gas export from the field commenced on December 21, 2007 with a total of 2.830 mmscf being exported to the Waihapa Production Station. Further increases to daily oil production will require additional wells to be successfully drilled along with further workovers potentially required on the Cheal A3X and

A4 wells.

The production facilities at Cheal are capable of processing up to 2,000 barrels of oil and 2 million cubic feet of gas per day with the ability to increase the facilities capacity, should reserves support additional production.

Since the Company acquired its intetest in PMP 38156-S in June 2006, the Cheal oil field has produced 159,252 barrels of oil to December 31, 2007. From November 2004 to December 31, 2007, however, the Cheal oil field has produced 256,823 barrels of oil.

The Company has the following commitments for Capital Expenditure at December 31, 2007:

Contractual Obligations	Total $	Less than One	More than One
		Year $	Year $
Long term debt	-	-	-
Operating leases	-	-	-
Purchase obligations	-	-	-
Other long-term obligations (1)	3,100,000	3,100,000	-
Total Contractual Obligations (2)	3,100,000	3,100,000	-

(1)

The Other Long Term Obligations that the Company has are in respect to the Company’s share of expected exploration and development permit obligations and/or commitments at the date of this report. The Company may choose to alter the program, reject development costs, relinquish certain permits or farm-out its interest in permits where practical.

(2)

The Company’s total commitments include those that are required to be incurred to maintain its permits in good standing during the current permit term, prior to the Company committing to the next stage of the permit term where additional expenditures would be required. In addition costs are also included that relate to commitments the Company has made that are in addition to what is required to maintain the permit in good standing.

The Company’s commitments shown above totalling $3,100,000 include exploration and development activities. Certain exploration commitments may exceed the exploration work required under the permit terms to maintain the permits in good standing and are subject to change as work is completed, results are received and whether the required services are available to the Company. The commitment amounts for capital expenditure include:

PMP 38156-S (30.5%): $1,750,000 more may be required to complete the Cheal facilities and related costs based on the the Company’s share of costs as estimated by the operator of the permit. Certain of the costs already paid to date, and that may be required going forward, relate to significant project revisions made to the development plan by the operator. The Company did not approve these changes as required under the joint venture operating agreement and has been in discussions with the operator to resolve matters relating to the project revisions and the related costs. On a go-forward basis, to maximize production at Cheal, the joint venture is considering drilling additional wells on PMP 38156-S. Costs to drill have been budgeted at approximately NZ$3 million gross per well to drill and complete.

PMP 38153 (15%): $1,200,000 has been budgeted to drill the Kahili-2 well on this permit. At this time the Company awaits a definitive drilling plan from the operator of the permit.

Results of Operations

The Company recorded a net loss for the third quarter of the 2008 fiscal year of $6,596,933 ($0.07 per share) compared to a loss of $771,498 ($0.01 per share) for the same period last year. For the nine month period ended December 31, 2007 the Company incurred a net loss of $8,182,530 ($0.09 per share) compared to a nine month loss of $2,214,315 ($0.02 per share) last year. The loss for the period essentially resulted from a one time write-down of $6,342,933 for the quarter (9 months: $6,342,933) relating to certain permits the Company either sold or intends to relinquish.

The Company’s revenue for the second quarter consisted of production revenue derived from the sale of oil from the Cheal Oil Field, totalling $1,238,819 (9 months: $2,921,973) and interest income of $71,308 (9 months: $371,579) compared to $337,311 (9 months: $572,227) of production revenue and $272,195 (9 months: $667,462) of interest income being recorded for the same period last year.

During the quarter ended December 31, 2007, the Cheal oil field produced 38,814 (9 months: 115,396) gross barrels of oil and 44,997 (9 months: 113,936) gross barrels of oil were sold with associated gas produced being used to generate electricity on-site. The Company’s 30.5% share of oil produced and sold for the quarter was 11,838 (9 months: 35,196) and 13,724 (9 months: 34,750), respectively. The Company’s share of production costs for the quarter was $462,056 (9 months: $1,026,191) while depletion and royalties amounted to $495,547 (9 months: $1,045,837) and $54,766 (9 months: $141,422) , respectively.

General and administrative (“G&A”) costs for the third quarter of the 2008 fiscal year decreased to $421,921 (9 months: $1,585,634) from $430,745 (9 months: $1,325,210) for the same period last year.

A comparative summary of the Company’s G&A costs over the three and six months ending September 30, 2007 is as follows:

	3 months ended December 31		9 months ended December 31
	2007	2006	2007	2006
Consulting fees	$60,127	$23,351	$68,399	$69,272
Directors fees	10,000	6,385	59,741	36,385
Filing, listing and transfer agent	17,892	16,784	39,547	52,342
Reports	-	12,825	17,468	68,994
Office and administration	43,790	16,569	96,695	82,881
Professional fees	51,377	39,351	119,368	129,515
Rent	9,675	11,479	33,710	35,036
Shareholder relations and
communications	79,204	41,407	126,859	152,286
Travel	29,225	67,571	103,289	197,787
Wages	164,442	227,357	1,012,332	648,483
Overhead recoveries	(43,811)	(32,334)	(91,774)	(147,771)
	$421,921	$430,745	$1,585,634	$1,325,210

In addtion to the G&A costs above:

a. The Company recorded a foreign exchange loss for the third quarter amounting to $188,290 (9 months: $1,373,180). This compares to a foreign exchange gain of $634,690 (9 months: $87,444) for the comparable period last year. The foreign exchange loss for the quarter was caused by fluctuations of both the U.S. and New Zealand dollar in comparison to the Canadian dollar.

b. The Company recorded stock option compensation costs of $22,817 for the quarter ending December 31, 2007 (9 months: $68,451) relating to the amortization of the fair value compensation cost of stock options previoulsy granted.

c. The Company incurred costs during the third quarter of $87,712 (9 months: $479,892) for general exploration costs on permits written-off during the 2007 fiscal year as these permits were deemed to be unlikely to provide the Company with an opportunity to recover the costs.

d. During the third quarter of the 2008 fiscal year, the Company recorded a one time write-down amounting to $6,342,933 in costs associated with permits PEP 38741, PEP 38342, PMP 38156-D, PEP 38738-D, PEP 38745, PMP 38157 and PEP 38765 as the Company had agreed to assign the permits to arms-length parties as part of certain agreements entered into during the quarter or because the permits were deemed to be unlikely to provide the Company with an opportunity to recover these costs at a future date.

Please also refer to Note 2 of the accompanying unaudited consolidated interim financial statements.

Summary of Quarterly Results

		2008			2007			2006
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$

Total Revenue	1,238,819	789,655	893,499	366,611	337,311	234,916	-	-

General and administrative	(421,921)	(779,753)	(383,961)	(741,455)	(430,745)	(432,661)	(461,804)	(443,804)

Foreign Exchange	(188,290)	(633,645)	(551,244)	47,086	634,690	(130,172)	(417,074)	292,651

Stock option compensation	(22,817)	(22,817)	(22,817)	(23,838)	(39,219)	(38,207)	(6,518)	-

Other	(7,202,724)	(27,274)	(847,240)	(15,992,555)	(1,273,535)	(356,198)	164,901	(89,676)

Net loss	(6,596,933)	(673,834)	(911,763)	(16,344,151)	(771,498)	(722,322)	(720,495)	(240,829)

Basic loss per share	(0.07)	(0.01)	(0.01)	(0.19)	(0.00)	(0.01)	(0.01)	(0.01)

Liquidity and Capital Resources
The Company ended the third quarter with $6,290,663 (December 31, 2006: $17,155,804) in cash and cash equivalents and $7,822,243 (December 31, 2006: $18,013,645) in working capital. This compares to $13,425,795 in cash and cash equivalents and $13,650,792 in working capital for the year ended March 31, 2007. As of the date of this report the Company is adequately funded to meet its capital and ongoing requirements for the next twelve months based on the current exploration and development programs and anticipated revenue from the Cheal oil field. Additional material commitments, changes to production estimates or any acquisitions by the Company may require a source of additional financing. Alternatively certain permits may be farmed-out or relinquished.

Off-Balance Sheet Arrangements and Proposed Transactions
The Company has no off-balance sheet arrangements or proposed transactions.

Related Party Transaction
The Company was not involved in any related party transaction during the period ended December 31, 2007 outside of paying wages, severance, consulting fees and directors fees as disclosed in this report and in the accompanying unaudited consolidated financial statements.

Subsequent Events
For more information please also refer to Note 7 of the accompanying unaudited consolidated financial statements.

Internal Controls Over Financial Reporting and Dislcosure Controls and Procedures
An analysis of the Company’s internal control over financial reporting and disclosure controls and procedures is included in the 2007 annual Management’s Discussion and Analysis (“MD&A”). There have been no significant changes to the Company’s internal systems and procedures that occurred during the most recent period that have materially affected, or are reasonably likley to materially affect, the Company’s internal control over financial reporting and or its disclosure controls and procedures.The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) has concluded as at the date of this MD&A, that the Company’s internal contols over financial reporting are effective to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes. In addition the CEO and CFO has concluded as at the date of this MD&A that the Company’s disclosure controls and procedures continue to be effective to provide reasonable assurance that material information related to the Company is made is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to Management.

It should be noted that management does not expect that internal controls over financial reporting and dislcosure controls and procedures would prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Business Risks and Uncertainties

The business risks for the Company have not materially changed from the disclosure in the 2007 year end MD&A.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

BANKER
DIRECTORS AND OFFICERS	Bank of Montreal
Garth Johnson	Vancouver, British Columbia
President, CEO, CFO and Director
Vancouver, British Columbia	LEGAL COUNSEL
Blake, Cassels & Graydon
David Bennett	Vancouver, British Columbia
Director
Wellington, New Zealand	Chapman Tripp
Wellington, New Zealand
Dan Brown
Director	AUDITORS
Vancouver, British Columbia	De Visser Gray
Chartered Accountants
Pino Perone	Vancouver, British Columbia
Director
Vancouver, British Columbia	REGISTRAR AND TRANSFER AGENT
Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario
Canada M5J 2Y1
Telephone: 1-800-564-6253
CORPORATE OFFICE	Facsimilie: 1-604-661-9480
Suite 1407, 1050 Burrard Street
Vancouver, British Columbia	ANNUAL GENERAL MEETING
Canada V6Z 2S3	The Annual General Meeting was held
Telephone: 1-604-609-3350	on December 21, 2007 at 4:00pm at the
Facsimile: 1-604-682-1174	offices of Blake, Cassels & Graydon located at
Suite 2600, 595 Burrard Street
REGIONAL EXPLORATION OFFICE	Vancouver, B.C. V7X 1L3
117 Powderham Street
New Plymouth, New Zealand	SHARE LISTING
TSX Venture Exchange
SUBSIDIARIES	Trading Symbol: TAO
TAG Oil (NZ) Limited	OTC Bulletin Board
TAG Oil (Canterbury) Limited	Trading Symbol: TAGOF
Cheal Petroleum Limited
WEBSITE
SHAREHOLDER RELATIONS	www.tagoil.com
Telephone: 604-609-3350
Email: ir@tagoil.com

SHARE CAPITAL
At February 28, 2008, there were
91,631,081 shares issued and outstanding.
Fully diluted: 92,891,081 shares